ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

October 7, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Justin Dobbie

Tonya Aldave

Lyn Shenk

Steve Kim

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	The Habit Restaurants, Inc.

Draft Registration Statement on Form S-1, submitted on September 4, 2014

File No. 333-

Dear Mr. Dobbie:

On behalf of The Habit Restaurants, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter, dated October 1, 2014, relating to the Company’s Draft Registration Statement on Form S-1 submitted confidentially to the SEC on September 4, 2014.

The Company is concurrently confidentially submitting via EDGAR the revised Draft Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering a hard copy of this letter together with courtesy copies of the Registration Statement marked to show changes from the draft submitted confidentially on September 4, 2014 and the supplement referenced in our response to Comment 6.

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed in each case by the Company’s response in regular type. Page number references in our responses refer to the Registration Statement. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Mr. Justin Dobbie

United States Securities and Exchange Commission

October 7, 2014

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Response to Comment 1:

Prior to printing and distribution of the Company’s preliminary prospectus, the Company will provide the Staff with copies of any artwork or graphics, along with any accompanying captions, that it intends to use with sufficient time for the Staff to complete its review.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response to Comment 2:

No written communications, as defined in Rule 405 under the Securities Act, have been provided to investors in reliance on Section 5(d) of the Securities Act. If any such written communications are later provided to investors, the Company confirms that it will supplementally provide the Staff with copies of such written communications.

The Company respectfully advises the Staff that, based upon information received by the Company from the underwriters identified in the Registration Statement, no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is a participant or is expected to be a participant in this offering. If any such materials are published or distributed in the future in connection with this offering, the Company confirms that it will provide copies of such materials to the Staff.

3. Please file the following agreements as exhibits to your registration statement or tell us why you believe the respective agreement is not required to be filed:

•	The limited liability company agreement of The Habit Restaurants, LLC discussed on page 10;

•	Employment agreement with Messrs. Bendel, Fils, and Serritella discussed on page 121;

•	Management Incentive Plan discussed on page 123;

•	The indemnification agreements discussed on page 127;

Mr. Justin Dobbie

United States Securities and Exchange Commission

October 7, 2014

•	Trademark Assignment Agreement and Intellectual Property License Agreement discussed on page 127; and

•	The management services agreement with your Sponsor discussed on pages 127-128.

Response to Comment 3:

The Company has added all of the aforementioned agreements to the exhibit index of the Registration Statement and has filed or will file each as an exhibit to the Registration Statement or in a subsequent amendment, with the exception of the Trademark Assignment Agreement and Intellectual Property License Agreement. The Company respectfully submits that both the Trademark Assignment Agreement and the Intellectual Property License Agreement, which were executed in February 2004, are not required to be filed as exhibits to the Registration Statement because they are not material and no longer effective. The Amended and Restated Trademark and Intellectual Property Agreement, dated July 31, 2007, includes a list of the intellectual property which was assigned pursuant to the Trademark Assignment Agreement on Exhibit A thereto and also wholly replaces the aforementioned Intellectual Property License Agreement. The Amended and Restated Trademark and Intellectual Property Agreement is the effective agreement which governs the current licensing arrangement with Reichard Bros. Enterprises, Inc. and has been added to the exhibit index of the Registration Statement and has been filed as an exhibit to the Registration Statement.

4. We note your summary disclosure that your average check is $7.44. Please tell us, with a view towards revised disclosure, why you classify yourself under the fast casual segment of the restaurant industry given that your average check falls within the general pricing parameters of the traditional fast food restaurant category.

Response to Comment 4:

The Company respectfully submits that, across the relevant characteristics which differentiate fast casual from quick service restaurants (“traditional fast food”), as such characteristics are set forth by Technomic and as are considered by the Company, the Company is appropriately classified as a fast casual restaurant. As noted in the Registration Statement, Technomic is a national consulting market research firm that provides information about the restaurant industry, including the fast casual segment of the restaurant industry. In addition to the Technomic Top 500 Chain Restaurant Report (“Top 500 Report”), Technomic publishes a special report related to the fast casual segment, the Technomic Top 150 Fast-Casual Chain Restaurant Report (“Fast Casual Report”). In the 2014 Fast Casual Report, Technomic named the Company as one of the Top 150 Fast Casual Chains and one of the Fastest Growing Fast-Casual Chains Among the Top 150 (the relevant section of which has been supplementally provided to the Staff in connection herewith).

Pursuant to the defining characteristics of fast casual restaurants as set forth by Technomic in the Top 500 Report (the relevant section of which has been supplementally provided to the Staff in connection herewith), traditional fast food and fast casual restaurants are most commonly differentiated based on (i) food preparation and innovation, (ii) quality of environment, (iii) availability of service and hospitality and (iv) price.

With respect to food preparation, innovation and menu choices, traditional fast food restaurants tend to offer menu items that have largely been stored frozen and are prepared in advance of being ordered by a customer. This is countered by the fast casual model, which tends to emphasize higher quality, fresh ingredients utilizing made-to-order preparation. As described throughout the Registration Statement, the Company uses fresh produce and fresh proteins to prepare its burgers, sandwiches and salads, and even makes its ranch dressing in-house. The Company prepares all of its burgers, sandwiches and salads made-to-order and uses a char-grilling technique over an open flame, as compared to traditional fast food burgers, which frequently use frozen or previously-cooked proteins which are at times re-heated or microwaved rather than cooked fresh. Similar to other fast casual restaurants which exhibit full-view preparation, the Company showcases its made-to-order preparation in its open-kitchens, which the Company believes further exemplifies its commitment to freshness. The Company also offers innovative menu options, including avocado topped burgers, tempura green beans and sweet potato fries. In all facets of food quality, innovation and preparation, the Company submits that it is appropriately classified as a fast casual restaurant.

Regarding the restaurant environment, fast casual restaurants are differentiated by having a more visually appealing, upscale, warm, comfortable and inviting ambience while utilizing higher grade finishes, as opposed to the more neutral spaces that are typically associated with traditional fast food outlets. The environment is less important in traditional fast food restaurants as the majority of their customers take their orders through the drive-thru or to-go, as opposed to fast casual restaurants where the majority of its customers, like the majority of the customers of the Company, dine in the restaurant. As noted in the Registration Statement, the Company believes that its “environment” is one of the core pillars of its brand. The Company’s restaurants feature artwork, high-end lighting, hardwood accents and a spacious dining area featuring soft vinyl booths. The Company targets an average cash build-out of $750,000 to support its focus on providing a high-end and comfortable environment. Again, by these standards of environment, the Company submits that it is appropriately classified as a fast casual restaurant.

Mr. Justin Dobbie

United States Securities and Exchange Commission

October 7, 2014

With respect to availability of service and hospitality, traditional fast food restaurants are characterized by having virtually no service beyond the order being taken at the counter, whereas fast casual restaurants are differentiated by utilization of limited service enhanced by some level of consumer engagement and hospitality. In this regard, the Company submits that it not only meets but exceeds typical fast casual service and hospitality expectations, as exemplified by its Customer Service Evaluation system and associated customer service values, including employee and customer engagement when picking up a customer’s order, clearing tables and offering assistance within the confines of the restaurant (out from behind the counter).

With respect to price, the Company’s $7.44 average check falls within $0.60 of the low end of the general average range for fast casual restaurants ($8 to $12), which is a difference of 7% from the low end of the range. The Company respectfully asserts that it intentionally strives to provide a fast casual dining experience at the low-end of, or even below, the typical pricing of fast casual participants in order to provide a further point of differentiation from its fast casual competitors and, by definition, there will be restaurants, like the Company, that are appropriately considered fast casual that fall outside of these average parameters on the low end or the high end.

For the foregoing reasons, the Company respectfully submits that it is appropriately classified as a fast casual restaurant and that the disclosure in the Registration Statement accurately describes the reasons for this classification. The Company has made certain revisions to the Registration Statement to continue to highlight that the Company is, and considers itself to be, a fast casual restaurant. Please see pages 2, 3, 5, 97, 99 and 101.

5. Please tell us your analysis for not including The Habit Restaurants, LLC as a co-registrant. See Securities Act Rule 140.

Response to Comment 5:

The Company did not include The Habit Restaurants, LLC (“LLC”) as a co-registrant because it respectfully submits that Rule 140 is not applicable to the Company or to this offering. Rule 140 provides that

A person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities, including the levying of assessments on its assessable stock and the resale of such stock upon the failure of the holder thereof to pay any assessment levied thereon, to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers, is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of section 2(11) of the Securities Act of 1993, as amended (the “Act”).

Mr. Justin Dobbie

United States Securities and Exchange Commission

October 7, 2014

As described in the Registration Statement, the business of the Company is in the fast casual market of the restaurant industry, undertaken through LLC. The Company was formed July 24, 2014 and has not to date conducted any activities, other than (i) those incident to its formation, (ii) the merger transactions resulting in it holding interests, indirectly through its wholly-owned subsidiaries, in The Habit Restaurants, LLC (such interests collectively representing, immediately prior to the completion of this offering, a less than 20% interest in The Habit Restaurants, LLC) and (iii) the preparation of the Registration Statement. The Company has no material assets and has not engaged in any business or other activities except as described above. As described on pages 10 through 12 of the Registration Statement, the Recapitalization Transactions that will take place concurrently with this offering will result in the Company becoming the holding company for LLC, and LLC becoming a consolidated subsidiary of the Company, in what is commonly referred to as an “Up-C” structure for completing an initial public offering of a business principally carried on in an entity that is a “flow-through” for U.S. federal income tax purposes. While the current holders of Class A, Class B, Class C and Class D Units in LLC (collectively “Old Units”) will retain an economic interest in LLC by virtue of the new Common Units (“New Units”), they will not have voting rights in LLC. Instead, they will have voting rights in the Company provided by the shares of Class B common stock that they will be issued prior to this offering.

Subsequent to this offering and Recapitalization Transactions, the Company will be the sole managing member and holding company of LLC and its subsidiaries, which will continue to operate in the restaurant industry. As the sole managing member of LLC, the Company will be responsible for all operational, management and administrative decisions relating to LLC’s business and will consolidate the financial results of LLC and its subsidiaries. The board of directors of the Company will be responsible for oversight of LLC in connection with its business.

Therefore, the purchase of New Units in LLC by the Company and its subsidiaries, as financed by the sale of shares of Class A common stock of the Company in this offering, is not the “chief part” of the business of the Company. It is instead simply a method of implementing an Up-C structure in connection with the operations of the business. The business of the Company is as a restaurant in the fast casual segment, which it will undertake, following this offering and the Recapitalization Transactions, through its consolidated subsidiary that it actively controls and manages, as is typical for a consolidated enterprise. The Company respectfully submits that application of Rule 140 to it would raise the question of potential applicability of the rule to any public issuer that conducts its business through its subsidiaries, which would go beyond the text and intent of the rule.

Market and Other Industry Data, page ii

6. We note that the prospectus includes industry and market data derived from internal surveys, market research, consultant surveys, publicly available information and industry publications and surveys. If any of these publications, surveys, or reports were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration. Please also provide us with copies of the relevant portions of any third-party reports that you cite to in the prospectus.

Mr. Justin Dobbie

United States Securities and Exchange Commission

October 7, 2014

Response to Comment 6:

The Company confirms that none of the reports or publications referenced in the section entitled “Market and Other Industry Data” were commissioned by the Company in connection with the Registration Statement.

The Company has supplementally delivered copies of the relevant portions of any third-party reports that are cited in the prospectus to the Staff.

Prospectus Summary, page 1

7. We note that your summary contains lengthy discussions of your business and strategies that are repeated elsewhere in your prospectus. Pursuant to Item 503(a) of Regulation S-K, your summary should be brief and should not merely repeat text found elsewhere in the prospectus. Please revise accordingly.

Response to Comment 7:

The Company has revised the Registration Statement to condense the summary section in response to the Staff’s comment. Please see the Summary section beginning on page 1.

Our Company, page 1

8. Please identify “one of America’s leading consumer magazines” that named your burger as the “best tasting burger in America” in July 2014 here and throughout the prospectus.

Response to Comment 8:

The Company respectfully advises the Staff that the Company has not provided the name of the leading consumer magazine in the Registration Statement in accordance with the magazine’s policies. The magazine has a policy whereby use of its name needs to be accompanied by a hyperlink to its website for viewing the reference directly. Such a reference and link utilizing the magazine’s name is on the Company’s website and said reference and link was approved by the magazine. However, the Company asserts that such a link is not possible in the context of this Registration Statement.

Notwithstanding this, the Company respectfully asserts that the survey results and the name of the magazine are publicly available, both on the front page of the Company’s website (which explicitly names the leading consumer magazine and provides a link to the results of the survey on the magazine’s website) and on the magazine’s website itself, which published and maintains the survey results, as well as in numerous articles published online and in newspapers across the country discussing the rankings. Any of these aforementioned sources can be easily found online using any search engine, such as Google or Yahoo!. The Company respectfully submits that since the entirety of the statement is publicly available, widely dispersed, easily accessible and extensively backed-up, specifically stating the name of the magazine in the Registration Statement does not provide a reader with any materially necessary information.

Mr. Justin Dobbie

United States Securities and Exchange Commission

October 7, 2014

9. Please provide us with the basis for your statement that your average check per customer is among the lowest in the fast casual restaurant segment.

Response to Comment 9:

The Company respectfully submits that the statement that the Company’s average check per customer is “among the lowest in the fast casual restaurant segment” is based on a comparison of the Company’s average check per customer of $7.44 against average check information for other fast casual restaurants, which was gathered from public filings on EDGAR and other publicly available sources. In addition, the statement is based on information contained in both the 2014 Technomic Fast-Casual Report and the 2014 Technomic Top 500 Chain Restaurant Report, which state that restaurants in the fast casual segment generally have check averages between $8.00 and $12.00. Not only is the Company’s average check per customer of $7.44 below the low end of the average check range indicated in the Technomic reports, but its average check is also less than that of many well-known fast casual restaurants, such as Pollo Tropical, Zoe’s Kitchen, Panera Bread Company, Taco Cabana and Noodles & Company, whose check averages are approximately $10.00, $9.57, $9.39, $8.50 and $8.00, respectively. Instead, the Company’s average check per customer of $7.44 puts it among few fast casual restaurants with average checks under $8.00, such as Potbelly Corporation, whose average check is $7.00 per customer. Because the Company’s average check per customer is less than that of many well-known fast casual restaurants and is below the low end of the average range indicated in the Technomic reports, the Company believes the statement that its average of $7.44 is “among the lowest in the fast casual restaurant segment” is accurate. In addition, the Company has revised the Registration Statement to clarify that the statement is based on its belief. Please see pages 2 and 97.

Performance Overview, page 2

10. Please include net income here and in the similar disclosure on page 97.

Response to Comment 10:

The Company has revised the Registration Statement to include net income in the performance overview disclosure. Please see pages 3 and 99.

Summary of the Offering Structure, page 10

11. You state that LLC Units may be exchanged for, at the issuer’s option, shares of Class A common stock or cash. Please revise to clarify whether this decision would be made by disinterested members of the board of directors or if it may be made by the same parties who make the election to exchange the LLC Units.

Response to Comment 11:

The Company has revised the Registration Statement to clarify that the decision to exchange LLC Units for shares of Class A common stock or cash will be made by disinterested members of our board of directors. Please see pages 10, 53, 74, 92 and 128.

12. We note that you will be entering an agreement with the continuing owners of The Habit Restaurants, LLC where you will be required to pay 85% of the amount of cash savings, if any, in U.S. federal, state or local tax that you realize based on The Habit Restaurants, LLC’s classification as a partnership for federal and state income tax purposes. Given the atypical tax structure and the disclosure that you expect the payments required under the agreement will be substantial, please expand your disclosure in Critical Accounting Policies and Estimates section of the MD&A to discuss material terms of the agreement and related tax accounting policies.

Response to Comment 12:

The Company has revised the Registration Statement to expand its disclosure in the Critical Accounting Policies and Estimates section of the MD&A to discuss material terms of the TRA and related tax accounting policies. Please see page 92.

Mr. Justin Dobbie

United States Securities and Exchange Commission

October 7, 2014

Risk Factors, page 22

13. We note that your organizational structure appears to confer certain tax benefits upon holders of your Class B common stock and LLC Units that may not benefit Class A common stockholders to the same extent or at all. Please tell us whether you believe there is a material risk that such an offering structure may impact the future trading market for the Class A common stock.

Response to Comment 13:

The Company does not believe that there is a material risk that the future trading market for its Class A common stock will be impacted by its offering structure that confers certain tax benefits upon holders of Class B common stock and LLC Units that may not benefit Class A common stockholders to the same extent. The use of our current offering structure (commonly referred to as an “Up-C” structure) is becoming more prevalent in the market (we have identified 22 initial public offerings listed on U.S. national exchanges since January 1, 2013, or approximately 5% of the total initial public offerings in that time frame, that have been structured as an “Up-C”) and believe that investors are accustomed to the majority of the tax benefits stemming from the Company’s previous limited liability company structure being allocated to its previous holders (in this case, the holders of the Class B common stock and LLC units).

In certain contexts, such as when a non-public class of a company’s stock has enhanced voting rights or strengthened conversion rights, there may appropriately be concern that such difference could impact the trading market for the public stock that does not have such rights, and many offerings appropriately include language disclosing such. However, upon review of the public filings of the 22 companies utilizing the “Up-C” structure in their initial public offering since January 1, 2013, we have not identified any disclosure related to the impact of tax benefits being limited to holders of non-public securities in any prospectus related to any such entity’s initial public offering. Therefore we believe that the trading market for our Class A common stock will be impacted by our results and other typical market factors, rather than factors related to the tax benefits received by holders of our non-publicly traded shares and units.

The Recapitalization, page 51

14. Please disclose, as of the latest practicable date, the approximate number of holders of each class of your membership units. Please also disclose the approximate number of holders of your common stock after giving effect to the reorganization transaction. See Item 201(b)(1) of Regulation S-K.

Response to Comment 14:

The Company has revised the Registration Statement to disclose the approximate number of holders of each class of LLC units, as of the latest practicable date. The Company has also revised the Registration Statement to disclose the approximate number of holders of its Class B common stock after giving effect to the Reorganization Transactions. Please see page 50.

Organizational Structure Following this Offering, page 53

15. Please revise the chart on page 53 to make all text in the chart readable. Please also revise the chart on page 13 accordingly.

Response to Comment 15:

The Company has revised the Registration Statement to make all text in the referenced chart readable. Please see pages 12 and 52.

Mr. Justin Dobbie

United States Securities and Exchange Commission

October 7, 2014

Use of Proceeds, page 57

16. We note that you “intend to use the net proceeds from this offering to repay borrowings under [your] credit facility.” Please disclose the amount of funds and interest rate and maturity of the credit facility to be repaid. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response to Comment 16:

The Company has revised the Registration Statement to disclose the amount of funds and interest rate and maturity of the credit facility to be repaid. Please see page 56.

17. In addition, please clarify what amount of proceeds will be used “to support our growth and for working capital and other general corporate purposes.”

Response to Comment 17:

The Company has revised the Registration Statement to clarify what amount of proceeds will be used to continue to support our growth, for working capital and for general corporate purposes. Please see pages 14 and 56.

18. Please also clarify what amount of proceeds, if any, will be used to purchase LLC Units as described in the last paragraph of this section. To the extent funds will be used to purchase LLC Units and subsequently be used to repay debt and for other purposes at the LLC level, please revise your disclosure accordingly. As appropriate, please also revise your summary use of proceeds disclosure on page 15.

Response to Comment 18:

The Company has revised the Registration Statement to clarify that all of the net proceeds from this offering will be used by the Company to purchase LLC Units, which the LLC will then subsequently use to repay borrowings under our credit facility and to continue to support our growth, for working capital and general corporate purposes. Please see pages 14 and 56.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 73

Overview, page 73

19. Please revise the last paragraph to include net income for corresponding periods and to note that such amounts exclude income taxes due to the prior tax status of the company.

Mr. Justin Dobbie

United States Securities and Exchange Commission

October 7, 2014

Response to Comment 19:

The Company has revised the Registration Statement to include net income for corresponding periods and to note that such amounts exclude income taxes due to the prior tax status of the Company. Please see page 73.

Comparable Restaurant Sales Growth, page 76

20. Please consider revising “18th full period of operations” to “18th full month of operations,” as appropriate.

Response to Comment 20:

The Company acknowledges the Staff’s comment and has revised the Registration Statement to clarify the definition and use of the term “period” in this context. Please see page 75.

Consolidated Results of Operations, page 80

Revenue, page 80

21. We note your disclosure that the increase in revenue is primarily due to a $21.3 million increase in sales from restaurants not in the comparable restaurant base. Given that you define comparable sales as relating solely to restaurants with 18 months of operations, it appears that quantifying and referencing the change in sales due to restaurants not in the comparable base would not quantify and fully explain the change in sales due to new restaurants not open in the comparable period. Please revise or advise as appropriate.

Response to Comment 21:

The Company has revised the disclosure in the Registration Statement to clarify the basis for the increase in revenue period over period. Please see pages 79, 81 and 83.

Liquidity and Capital Resources, page 87

Summary of Cash Flows, page 88

22. We note your disclosure that the increase in cash provided by operating activities was primarily attributable to the increase in restaurant contribution and changes in general and administrative expenses. Please expand your discussion to disclose the material factors that impact the comparability of operating cash flows and quantify each factor indicated so that investors may understand the magnitude of each. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Mr. Justin Dobbie

United States Securities and Exchange Commission

October 7, 2014

Response to Comment 22:

The Company has amended the Registration Statement to expand its discussion to disclose material factors that impact the comparability of operating cash flows and quantify such factors for investors understanding. Please see pages 87-88.

Credit Facility, page 89

23. Please name your lender under the credit facility described in this section. Also, to the extent you are using proceeds of this offering to repay amounts outstanding under this facility, please revise your disclosure accordingly.

Response to Comment 23:

The Company has revised the Registration Statement to name California Bank & Trust as the lender under the credit facility. The Company has also revised its disclosure to clarify that proceeds from this offering will be used to repay amounts outstanding under the California Bank & Trust facility. Please see pages 14, 56, 88 and F-20.

Business, page 96

24. We note that your references to utilizing catering trucks in your business on pages 76, 78, 103 and 110. Please revise the business section to describe your catering trucks operations in more detail. Also disclose where you operate your catering trucks and whether you operate them on a regular basis.

Response to Comment 24:

The Company has revised the Registration Statement to describe its catering trucks operations in more detail and disclose frequency and parameter of use. Please see pages 112-113.

Our Growth Strategies, page 102

Grow Our Restaurant Base, page 102

25. We note your references to strong restaurant-level financial results, high returns on invested capital, and cash-on-cash returns. Please revise to define these references, and in addition, quantify high returns on invested capital and cash-on-cash returns while considering the need for relevant non-GAAP disclosures, or, in the alternative, revise to eliminate such references.

Response to Comment 25:

The Company has revised the Registration Statement to define the references restaurant-level financial results and cash-on-cash returns and quantified such amounts. The Company has deleted references to returns on invested capital. Please see page 103.

Mr. Justin Dobbie

United States Securities and Exchange Commission

October 7, 2014

The Company respectfully submits that, as used by the Company in the Registration Statement, neither restaurant-level financial results nor cash-on-cash returns meets the definition of a non-GAAP financial measure as defined in Regulation G and are not non-GAAP financial measures for purposes of Item 10(e) of Regulation S-K.

The Commission stated in Section II.A.2.b of Release No. 33-8176 (January 22, 2003), “Conditions for Use of Non-GAAP Financial Measures:” “We do not intend the definition of ‘non-GAAP financial measures’ to capture measures of operating performance or statistical measures that fall outside the scope of the definition set forth above. As such, non-GAAP financial measures do not include: operating and other statistical measures (such as unit sales, numbers of employees, numbers of subscribers, or numbers of advertisers); and ratios or statistical measures that are calculated using exclusively one or both of: financial measures calculated in accordance with GAAP; and operating measures or other measures that are not non-GAAP financial measures.” (Emphasis added.) The Company respectfully submits that each of the above metrics are measures of operating performance used by management, the investor community and analysts who follow the restaurant industry. These measures are not presented or intended as to be viewed as liquidity or performance measures that present “a numerical measure of [the Company’s] historical or future financial performance, financial position or cash flows.” Because restaurant-level financial results, returns on invested capital and cash-on-cash returns are operating measures, the Company respectfully submits that, consistent with the SEC’s position in the release adopting Item 10(e) of Regulation S-K and in Regulation G (above), restaurant-level financial results, returns on invested capital and cash-on-cash returns are not “non-GAAP financial measures” for purposes of Item 10(e) of Regulation S-K and the need for non-GAAP disclosure with respect to, or the elimination of, these references is not necessary.

Franchising and Licensing, page 110

26. Please describe the material terms of your existing license agreement and the expected terms, if known, of your future franchising agreements.

Response to Comment 26:

The Company has revised the Registration Statement to describe the material terms of its existing license agreement and the terms of future franchising agreements as set forth in the Company’s existing franchise development agreements.

Mr. Justin Dobbie

United States Securities and Exchange Commission

October 7, 2014

Purchasing and Distribution, page 111

27. We note your disclosure on page 32 that Performance Food Group supplied approximately 92.8% of your food supplies in the 26 weeks ended July 1, 2014. Please identify the products or components it supplies to you.

Response to Comment 27:

The Company has revised the Registration Statement to identify the products supplied by Performance Food Group. Please see page 113.

Management, page 114

28. Please clarify the specific experience, qualifications, attributes or skills of your directors that led to the conclusion that each person should serve as your director. Refer to Item 401(e)(1) of Regulation S-K.

Response to Comment 28:

The Company has revised the Registration Statement to clarify the specific experience and skills that led to the conclusion that each person should serve as a director of the Company. Please see pages 116-117.

Executive Compensation, page 120

Outstanding Equity Awards at Fiscal Year-End, page 122

29. We note your disclosure in this section and in a table on page 93 that your named executive officers received equity awards. Please explain why you have not included the Outstanding Equity Awards at Fiscal Year-End table pursuant to Item 402(p) of Regulation S-K.

Response to Comment 29:

The Company respectfully submits that it has not included the Outstanding Equity Awards at Fiscal Year-End table pursuant to Item 402(p) of Regulation S-K because the awards in question and outstanding at the end of fiscal year 2013, consisting of Class C units granted under the Company’s management incentive plan, were all vested. The Class C units granted under the management incentive plan are intended to be “profits interests.” Therefore, in the Company’s estimation the Class C units should not be characterized as “option awards” but should, instead, be characterized as “stock awards” that have already vested. In lieu of the tabular format contemplated by Item 402(p) of Regulation S-K, the narrative description of the Class C units contains the information otherwise required by Item 402(p) and the instructions thereto.

30. You disclose here that Class C units granted under the management incentive plan are intended to be “profits interests” for federal income tax purposes. However, Class C unit is described as an equity interest on page F-23. Please clarify whether Class C unit is a profits interest or an equity/capital interest and revise as appropriate.

Mr. Justin Dobbie

United States Securities and Exchange Commission

October 7, 2014

Response to Comment 30:

The Company respectfully submits that the reference to “equity interest” was only meant to reflect the fact that profits interests are a form of partnership equity. However, in response to the Staff’s comment, the Company has revised the Registration Statement to use the term “profits interests.” Please see page F-23.

31. In connection with the above comment and given the significance of such classification and the related accounting impact, please expand your disclosure in Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements for the fiscal year ended December 31, 2013 to identify Class C units as “profits interests” and to discuss the related accounting impact.

Response to Comment 31:

The Company has expanded the disclosure in the Registration Statement to clarify the accounting policy of Class C units as a “profits interest” award. The Company has determined, based on the terms of the award, the profits interest award is classified as equity and accounted for in a manner similar to a stock option due to the ability to convert from a Class C unit to a Class A unit at a pre-determined conversion price range. Please see page F-23.

32. We note that you disclosed two different conversion prices for Class C Unit issuances to your executives in the second and third paragraph. Please clarify and revise, if appropriate.

Response to Comment 32:

The Company respectfully advises the Staff that the Class C units which were granted to Mr. Bendel and Mr. Fils in August and December 2008, respectively, were granted with two different conversion prices as disclosed in the Registration Statement. As described, of the 12,474.37 Class C units granted to Mr. Bendel, 9,355.78 of them have a conversion price of $100 per Class A unit, and the remaining 3,118.59 Class C units have a conversion price of $200 per Class A unit, in each case adjusted downward for prior Company distributions, if any. Similarly, of the 4,677.89 Class C units granted to Mr. Fils, 3,118.59 of them have a conversion price of $100 per Class A unit, and the remaining 1,559.30 Class C units have a conversion price of $200 per Class A unit, in each case adjusted downward for prior Company distributions, if any. The Company utilized this two-tiered structure for the conversion price at that time as a motivational incentive for management to work towards increasing the value of the Company.

In accordance with the above, the Company has revised the Registration Statement in response to the Staff’s comment. Please see page 124.

Mr. Justin Dobbie

United States Securities and Exchange Commission

October 7, 2014

Equity and Incentive Plans, page 123

Management Incentive Plan, page 123

33. We note the discussion on page 123 indicating that in connection with the offering, the company expects to convert all of the outstanding vested and unvested Class C units in The Habit Restaurants, LLC into an amount of vested and unvested The Habit Restaurants, LLC common units. Please tell us and revise the Critical Accounting Policies and Estimates to discuss this matter and the planned accounting treatment for the exchange of outstanding awards under the existing plans with new awards. Your response and your revised disclosure should also discuss your basis or rationale for your planned accounting treatment. Also, if no compensation expense is expected to be recognized as a result of the cancellation and issuance of replacement awards, please explain to us why.

Response to Comment 33:

The Company has expanded the disclosure in the Registration Statement address the exchange of outstanding award in the critical accounting policies and estimates. The Company will follow the guidelines of ASC 718-20-35 Compensation- Stock Compensation, pertaining to the modification of an award. The Management Incentive Plan requires that the compensation committee of LLC’s board of directors provide an equitable adjustment to existing Class C unitholders in connection with such a transaction. Therefore, the Company will account for the modification and perform a comparison of the fair value of the modified award immediately before the modification. The Company will determine the incremental compensation cost at the date, if any, for both the vested and unvested grants. Incremental compensation cost, if any, will be calculated as the excess of fair value of the replacement awards over the fair value of the cancelled awards immediately prior to the cancellation. For the awards fully vested, any incremental compensation cost will result in an immediate charge. For the unvested awards, the Company will add any additional compensation costs to the remaining unrecognized compensation cost over the remaining vesting period, which will not change under the new award. Please see pages 93-95.

Certain Relationships and Related Party Transactions, page 125

License Agreement with Co-Founders, page 127

34. Please disclose what trademarks and intellectual property you acquired from Reichard Bros. Enterprises, Inc.

Response to Comment 34:

Pursuant to the Trademark Assignment Agreement, dated as of February 11, 2004, between Habit Holding Company, LLC and Reichard Bros. Enterprises, Inc. (the “Assignment Agreement”), the Company acquired, through a wholly-owned subsidiary, the following trademarks and intellectual property from Reichard Bros. Enterprises, Inc.: (i) all rights in and to certain service marks, trademarks, trade names and logotypes described in Exhibit A to the Amended and Restated Trademark and Intellectual Property License Agreement, filed as an exhibit to the Registration Statement; (ii) all rights, title and interest of Reichard Bros. Enterprises, Inc. in a distinctive system for operating Habit restaurants and certain other related intellectual property, such as recipes, products, formulas, cooking techniques, and trade secrets.

Mr. Justin Dobbie

United States Securities and Exchange Commission

October 7, 2014

Pursuant to the Amended and Restated Trademark and Intellectual Property License Agreement described in response to Comment 3 above, the Company has granted to Reichard Bros. Enterprises, Inc. a royalty-free license to use the above-described intellectual property in an exclusive territory of Santa Barbara County, California.

In accordance with the above, the Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 129-130.

Security Ownership of Beneficial Owners and Management, page 130

35. In the tables on pages 131 and 132 please identify by footnote or otherwise each entity affiliated with KarpReilly, LLC that owns your shares. Please also identify the individual or individuals who have voting and dispositive power with respect to these shares.

Response to Comment 35:

The Company has revised the Registration Statement to identify each entity affiliated with KarpReilly, LLC and to identify the person or persons who have voting and dispositive power with respect to those shares. Please see pages 133 and 134.

Material U.S. Federal Tax Considerations for Non-U.S. Holders of Common Stock, page 140

36. Please revise the statement that the tax summary is “for general information only” on page 141 to remove the implication that investors are not entitled to rely on the disclosure in this section.

Response to Comment 36:

The Company has revised the Registration Statement to remove the language as requested. Please see pages 142 and 143.

Audited Consolidated Financial Statements, F-10

Consolidated Statements of Income, page F-11

37. We note that certain significant restaurant operating costs, such as depreciation on restaurant equipment and leasehold improvements, pre-opening costs, and restaurant-related profit-sharing payments appear to be excluded from the heading titled “Restaurant operating costs.” Therefore, we believe it would be preferable to include all restaurant level operating expenses under such heading or to eliminate presentation of such heading. Please revise to include all restaurant level expenses or to eliminate this heading here and in similar

Mr. Justin Dobbie

United States Securities and Exchange Commission

October 7, 2014

presentations in MD&A. In the alternative, please revise to note the categories and amounts of restaurant operating costs excluded from the heading and included in other captions in the statement of operations.

Response to Comment 37:

The Company has revised the Registration Statement to include a parenthetical statement in the heading of restaurant operating costs indicating that depreciation and amortization are excluded therefrom. Please see pages 17, 63, 64, 68, 79, 81, 83, F-3 and F-11.

The Company respectfully submits that the presentation of the income statement is consistent with other public companies in the restaurant industry relating to pre-opening costs. The Company does not consider pre-opening costs to be restaurant level expenses as these are period costs incurred prior to the commencement of restaurant operations. Additionally all restaurant level labor and related benefits are included in restaurant operating costs. Any profit-sharing payments are included in General and Administrative as the employees who receive those payments are in an administrative position and not directly working in a restaurant. Therefore, the Company respectfully submits that pre-opening costs and profit-sharing payments are appropriately omitted and need not be specifically referenced as such in the financials.

Notes to Consolidated Financial Statements, page F-14

Note 4 – Long-Term Debt, page F-20

38. Please revise to disclose the material terms associated with your debt, including the interest payment terms, material debt covenant requirements, the name of the lender and any related party relationship with the lender.

Response to Comment 38:

The Company has revised the Registration Statement to disclose the material terms associated with its debt. Please see pages F-20 – F-21.

Note 10 – Operating Agreements, page F-25

39. You disclosed that certain employees are entitled to certain percentages of individual restaurant operating profits according to their employee agreements. You also disclosed that, under these agreements, certain employees have contributed capital to exercise those rights. Please revise to clarify whether the employees’ claim to the restaurant operating profits represent a profits interest or a capital interest and describe your method of accounting for these transactions.

Mr. Justin Dobbie

United States Securities and Exchange Commission

October 7, 2014

Response to Comment 39:

The Company respectfully advises the Staff that the Registration Statement has been clarified and that the operating agreement is a bonus plan for certain employees, as opposed to being either a profits interest or a capital interest. The cash bonus is calculated based upon the profits of individual restaurants within such employee’s particular limited geographic region. Additionally, we have expanded and described our method of accounting for such employment agreements. Please see page F-26.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

40. Please disclose the consideration received upon conversion of the Class C units. Refer to Item 701(c) of Regulation S-K.

Response to Comment 40:

The Company has amended the Registration Statement to disclose the consideration received upon conversion of the Class C units. Please see page II-2.

Item 17. Undertakings, page II-3

41. Please advise why you have not included an undertaking pursuant to Item 512(f) of Regulation S-K.

Response to Comment 41:

The Company has amended the Registration Statement to include the undertaking required by Item 512(f) of Regulation S-K. Please see page II-3.

*  *  *

In connection with our response to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Justin Dobbie

United States Securities and Exchange Commission

October 7, 2014

If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 841-0623.

Very truly yours,

/s/ Carl Marcellino
Carl Marcellino

cc:	Ira Fils